Exhibit 99.(H)(2)

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 2800, Commerce Court West Toronto ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653
Reference: 69552/2
October 11, 2007
VIA E-MAIL & COURIER
Peter Kiewit Sons’, Inc.
1000 Kiewit Plaza
Omaha, NE 68131

Re:	Offer to Exchange Common Stock of Peter Kiewit Sons’, Inc. (“Stock”) for Interests in the Peter Kiewit Sons’, Inc. Employee Ownership Plan (the “Plan”)
Dear Sirs/Madams:
You have asked us to provide our opinion on the specific Canadian federal income tax matters set out below related to the Plan and the proposed exchange by certain Canadian resident stockholders of their Stock for interests in the Plan.
Documents Reviewed
We have reviewed the following documents as filed with the United States Securities and Exchange Commission on September 21, 2007:
1.	Preliminary Notice of Special Meeting of Stockholders with Preliminary Proxy Statement, including Annex A — Proposed Amendment to and Restatement of the Restated Certificate of Incorporation of Peter Kiewit Sons’, Inc. and Annex B — Peter Kiewit Sons’, Inc. Employee Ownership Plan; and

2.	Preliminary Offer to Exchange.
Assumptions and Representations Regarding Plan
With your consent, for the purposes of our opinion we have made the following assumptions:
1.	The Stock holders and the other parties to the Plan have no different intention or understanding concerning their legal relationships than those described in the Plan;

2.	The legal relationships created by or under the Plan are as described in the Plan, that is those of a mere contractual arrangement under which the Plan administrator will hold record title to the Stock exchanged by a particular participant in the Plan as agent for that particular participant as beneficial owner of such Stock; and

3.	The legal relationships created under the Plan will not be characterized as involving a trust, partnership or co-ownership arrangement.

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You have represented to us that the factual assumptions in 1. above are true to the best of your knowledge and belief.
Scope
This opinion is based on the current provisions of the Income Tax Act (Canada) (the “Act”) and the regulations thereunder (the “Regulations”) in force on the date hereof, specific proposals (the “Tax Proposals”) to amend the Act or the Regulations publicly announced by the Minister of Finance prior to the date hereof and our understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). Except for the Tax Proposals, this summary does not take into account or anticipate any proposed changes to the law or to the CRA’s administrative and assessing practices, whether by legislative, governmental or judicial actions.
Opinions
Based and relying on the foregoing, in our opinion, as of the date hereof:
1.	Subject to the qualifications and limitations set out therein, the discussion in the section of the Offer to Exchange entitled “Certain Canadian Federal Income Tax Consequences” is an accurate summary of the material Canadian federal income tax consequences of the offer for a “Canadian Participant” as defined therein and ownership of Plan interests by a Canadian Participant; and

2.	For Canadian federal income tax purposes, a Canadian Participant will be treated as continuing to be the beneficial owner of the Stock exchanged for an interest in the Plan that represents such Stock.
This opinion is for the benefit of the addressee only and may not be relied on by any other parties.
Yours very truly,
/s/ BLAKE, CASSELS & GRAYDON LLP
KVP/lal

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